02035875

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 13, 2002

ING Groep N.V.
Strawinskylaan 2631
1077-ZZ Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1) The Press Release issued on May 13, 2000

ING

PRESS RELEASE

Amsterdam, 13 May 2002

ING finalises joint venture with Brazilian insurance company Sul América

ING today announced it has finalised its acquisition of a 49% interest in Sul América, one of the leading insurance companies in Brazil. With an overall market share of 19% Sul América serves approximately 7 million clients.

ING announced on 26 March 2002 it would enter into a joint venture with Sul América that would include both companies' insurance, asset management, life and pension businesses in Brazil.

As a result of the transaction ING's total investment in Sul América consists of approximately USD 160 million in cash, plus its 49% stake in SulAet (a joint venture formed in 1997) as well as its asset management operations (ING Investment Management Brazil). The implied value of the transaction will not be disclosed.

Press enquiries:

ING Group, Amsterdam, Ward Snijders, + 31 20 541 6522
ING Americas, Atlanta, Dianne Bernez, +1 770 618 3910

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V.
(Registrant)

By: ______________________________

C. F. Drabbe
Assistant General Counsel

Dated: May 13, 2002